UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company of Authorized Capital

CNPJ/ME 90.400.888/0001-42 - NIRE 35.300.332.067

NOTICE OF MEETING – ORDINARY GENERAL MEETING - Shareholders are hereby invited to attend the Ordinary General Meeting (“OGM”) to be held on April 29, 2022, at 3:00 PM, exclusively via digital platform, to resolve upon the following Agenda:

(i) To TAKE the management accounts, to examine, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on December 31, 2021, accompanied by the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(ii) To DECIDE on the allocation of net income for the year 2021 and the distribution of dividends; to

(iii) To FIX the annual global compensation of the Company´s management and members of Audit Committee.

Observation for participation and Vote during the Meeting by Digital Platform:

Participation in the Meeting: Shareholders, their legal representatives or attorneys-in-fact may participate in the Meeting in any of the following ways:

1. Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Instruction 481/09, enabling our Shareholders to send remote voting ballots directly to the Company, to the bookkeeper or through their respective custodian agents, in accordance with the procedures described in the General Meeting Participation Manual.

2. Participation and Voting during the Meeting via Digital Platform: our Shareholders will be able to participate in the Meeting and vote via the Digital Platform, during its realization. The guidelines and connection data will be sent to Shareholders who, until 04/27/2022, register the documents necessary to participate in the OGM, attaching the identification and/or representation documents via the link:

https://plataforma.alfm.adv.br/ALFMH/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxe+3jbaWWbQ6/kzFvPcWsIqvQEFkvTn/Uf9/BUe6rv3B.aspx

According to Art. 5, §3 of CVM Instruction No. 481/09, shareholders who do not submit a request for registration on the digital platform on which the General Meeting will be held by the aforementioned date will not be able to participate in the Meeting.

General Instructions:

1.       As provided in § 2 of article 161 of Law No. 6,404/76 and art. 2 of CVM Instruction No. 324/00, the installation of the Fiscal Council by the General Meeting shall occur at the request of shareholders representing at least 2% (two percent) of the shares with voting rights, or 1% (one per cent) of non-voting shares;

2.       The shareholders or their legal representatives must register on the digital platform on which the OGM will be held, sending the appropriate identification documents. In the event of shareholder representation by proxy, shareholders must register on the digital platform the instrument granting the necessary powers to participate in the OGM granted less than 1 year ago to a proxy who is a shareholder or manager of Banco Santander, a lawyer or other financial institution;

3.       The documents related to the matters to be examined and resolved at the OGM are available to shareholders (i) at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted, on working days, from 10:00 a.m. until 4:00 p.m., and on its website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); (ii) on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and (iii) on the website of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

4.       Pursuant to the Annual Circular Letter CVM/SEP 2022, issued on February 24, 2022, and considering the entry into force of Law No. 13,818/19 that amended Article 289 of Law No. 6,404/76 ("Brazilian Corporate Law") , with effect from January 1, 2022, the Company's mandatory publications will no longer be made in the Official Gazette of the State of São Paulo and will take place exclusively in the Journal "Valor Econômico" in the form established in the Brazilian Corporate Law.

São Paulo, March 25, 2022 – Sérgio Agapito Lires Rial – Chairman of the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 25, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer